Exhibit 99.1

GEAC COMPUTER CORPORATION LIMITED
AMENDMENT TO MANAGEMENT PROXY CIRCULAR
DATED AUGUST 4, 2005

Reference is made to the Management Proxy Circular (the “Circular”) dated August 4, 2005 and furnished to shareholders in connection with the solicitation of proxies by and on behalf of the management of Geac Computer Corporation Limited (the “Corporation”) for use at the annual meeting (the “Meeting”) of the holders of the common shares (the “Common Shares”) of the Corporation to be held at The Design Exchange, Trading Floor, 234 Bay Street, Toronto-Dominion Centre, Toronto, Ontario, on Tuesday, September 13, 2005, at 10:00 a.m. (Toronto time) or any adjournment thereof for the purposes set forth in the Notice of Annual Meeting of Shareholders of the Corporation accompanying the Circular.

Reference is made to the heading “Performance Graph” appearing at page 14 of the Circular.  Under that heading are a graph and table that are stated to compare the total cumulative return for $100 invested in the Common Shares with the cumulative total return for $100 invested in the S&P/TSX Composite Index (formerly known as the TSE 300) for the five-year period starting April 30, 2000 and ending April 30, 2005.  Dividends declared are assumed to be reinvested.

It has come to our attention that, due to an administrative error, the performance data relating to the S&P/TSX Composite Index and Common Share data were incorrect.  The correct information and resulting graph are set out below.  This information replaces the original graph and table in the Circular.

At April 30	2000	2001	2002	2003	2004	2005
Common Shares	$100.00	$8.47	$20.00	$25.65	$38.49	$49.04
S&P/TSX Composite Index	$100.00	$86.20	$84.50	$74.39	$93.60	$107.40

In addition to this amendment, management notes that the information circular of Crescendo Investments II, LLC dated August 22, 2005 furnished to shareholders in connection with the Meeting presents at page 4 a different performance graph for the Common Shares and the S&P/TSX Composite Index which covers the period from 1999 to 2004.  That graph omitted data as at the Corporation’s most recent financial year-end, April 30, 2005.  By way of update and comparison, please see the following graph covering the Corporation’s most recently completed four-year period, from April 30, 2001 to April 30, 2005.

At April 30	2001	2002	2003	2004	2005
Common Shares	$100.00	$236.11	$302.78	$454.44	$578.89
S&P/TSX Composite Index	$100.00	$97.99	$86.10	$108.70	$124.93

The Common Share performance set out in the above graphs does not necessarily indicate future price performance.

DATED  the 26th day of August, 2005.

Craig C. Thorburn

Corporate Secretary